May 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Nudrat Salik Jeanne Baker
Re:	Tandem Diabetes Care, Inc. Form 10-K for the Year Ended December 31, 2024 Form 8-K Furnished April 30, 2025 Form 8-K Furnished February 26, 2025 File No. 001-36189

Dear Nudrat Salik and Jeanne Baker:

Tandem Diabetes Care, Inc. (the “Company”) respectfully submits its responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission on the Company’s Current Report on Form 8-K contained in the Staff letter dated May 13, 2025. For convenience, the Company has set forth below the Staff’s comments followed by the Company’s responses.

Form 8-K Filed April 30, 2025
Exhibit 99.1, page 7

1.We note your non-GAAP measures for the three months ended March 31, 2025 include an adjustment for acquired In-Process Research and Development (IPR&D) expenses recorded in conjunction with the revised AMF Medical share asset acquisition. Please tell us what consideration you gave to the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation in determining it was appropriate to include this adjustment. Please specifically address why these expenses would not be considered normal, recurring, cash operating expenses necessary to operate your business.

Company Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes including adjustment for acquired In-Process Research and Development (IPR&D) expenses recorded in conjunction with the revised AMF Medical asset acquisition was appropriate after having considered the guidance referenced above.

In making its decision on whether to adjust for IPR&D expense in its calculation of non-GAAP measures for the first quarter of 2025, the Company considered the following:

•During the first quarter of 2023, the Company completed the acquisition of AMF Medical under the terms of a Share Purchase Agreement (the Original Transaction). The total aggregate consideration for the Original Transaction included a previous strategic investment of Swiss Francs (CHF) 8.0 million, a cash payment of CHF 62.4 million paid at the closing of the Original Transaction, and additional contingent earnout payments of up to CHF 129.6 million. The contingent earnout payments were to become payable upon the achievement of certain milestones.

12400 High Bluff Drive–›››–San Diego, CA 92130–›››–(858) 366-6900–›››–tandemdiabetes.com

•In January 2025, the Company entered into a revised agreement that removed contingent liabilities previously included in the Original Transaction. Under the revised terms, the Company agreed to pay CHF 68 million, consisting of a CHF 40 million payment made in January 2025 and a final payment of CHF 28 million due in October 2025. All other payment obligations in the Original Transaction were removed.

•AMF Medical was the original developer of the Sigi Patch Pump, which continued to be under development and was not yet commercially available as of March 31, 2025. The transaction was accounted for as an asset acquisition as substantially all the value of the gross assets was concentrated on a single asset.

•The Company recorded acquired IPR&D expenses of $78.8 million and $75.2 million for the year ended December 31, 2023 and the three months ended March 31, 2025, respectively, representing the value of acquired in-process research and development assets with no alternative future use, and acquisition related expenses. There were no acquired IPR&D expenses in 2024.

•The acquired IPR&D expense for the three months ended March 31, 2025 was not a “normal, recurring, cash operating expense” for the Company’s research and development activities, but rather was a one-time, revised milestone payment as part of an asset acquisition for a product that is under development and not commercially available. The value of the acquired in-process research and developments assets with no alternative future use was expensed as acquired IPR&D on the acquisition date. In contrast, ongoing (i.e., normal and recurring) costs to develop this asset are recorded in research and development expenses on the consolidated statements of operations, as incurred. The revised agreement entered into in January 2025 to remove the contingent liabilities from the Original Transaction was not contemplated at the time of the Original Transaction, and since the revised agreement resulted in the removal of all other payment obligations from the Original Transaction, there will be no further acquired IPR&D expense associated with the asset acquisition.

•The Company presents its non-GAAP measures as an alternative view of performance. These measures reflect how management evaluates and compares the Company’s overall performance. The Company believes that disclosing these amounts is beneficial to investors and analysts, as it provides greater clarity into the Company’s financial results—specifically by distinguishing between normal, recurring research and development expenses, on the one hand, and non-recurring and unusual product acquisition expenses, on the other. Furthermore, the Company ensures transparency by clearly identifying in the press release (furnished as an exhibit to the Form 8-K) which components from the statement of operations are included in the reconciliation between GAAP and non-GAAP results, so that the presentation is not misleading.

Given the circumstances, the Company believes that including the adjustment for the acquired IPR&D in its reconciliation from GAAP to non-GAAP measures for the three months ended March 31, 2025 was appropriate.

2.We are continuing to evaluate your response to comment 1 in our letter dated March 25, 2025 and may have additional comments.

We acknowledge the Staff’s comment.

If you have any additional questions or require any further information with respect to this response, please contact the undersigned by telephone at (858) 366-6900 or by email at lvosseller@tandemdiabetes.com.

Sincerely,

/s/ Leigh A. Vosseller
Leigh A. Vosseller
Chief Financial Officer
Tandem Diabetes Care, Inc.
12400 High Bluff Drive–›››–San Diego, CA 92130–›››–(858) 366-6900–›››–tandemdiabetes.com

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